UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 07, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

                                                This Report on Form 6-K contains the following:-

1.             A news release dated 03 March 2017 entitled ‘Vodafone launches world’s largest recruitment programme for women on career breaks’

2.             A news release dated 13 March 2017 entitled ‘VODAFONE APPOINTS JOAKIM REITER AS GROUP EXTERNAL AFFAIRS DIRECTOR’

3.             A Stock Exchange Announcement dated 01 March 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.             A Stock Exchange Announcement dated 02 March 2017 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

5.             A Stock Exchange Announcement dated 10 March 2017 entitled ‘BLOCK LISTING APPLICATION — VODAFONE GROUP PLC AIRTOUCH 1999 EXCHANGE PROGRAMME’

6.             A Stock Exchange Announcement dated 15 March 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

7.             A Stock Exchange Announcement dated 22 March 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

3 March 2017

RNS: 4141Y

Vodafone launches world’s largest recruitment programme for women on career breaks

•                      Vodafone launches the ReConnect programme to bring talented women in 26 countries back into the workplace after a career break

•                      Leading global initiative will increase the number of women in management roles, with around 10% of all Vodafone external management hires recruited through programme over next three years

•                      New focus on ‘gender gap’ in emerging markets customer base to bring transformative benefits of mobile networks and services to 50 million women in some of the world’s poorest communities in India and Africa

Vodafone today announced two major initiatives designed to increase opportunities for women in the workplace and enhance life prospects for women in emerging markets.

The Vodafone ReConnect programme is designed to attract talented women who have left the workplace for several years (in most cases to raise a family) who would like to return to work on a full-time or flexible basis but are struggling to make the professional connections needed or refresh the skills required. The programme will operate across 26 countries* - with a target of 1,000 ReConnect recruits within three years - and will complement other Vodafone global initiatives focused on encouraging and supporting women in the workplace including the Group’s groundbreaking global maternity policy** announced in March 2015.

Vodafone is committed to increasing the proportion of women in management and leadership roles. Under the ReConnect programme, up to 500 women on career breaks will be recruited into management roles over the next three years, accounting for around 10% of all Vodafone external management hires over that period. In addition, Vodafone will recruit up to 500 women on career breaks into a range of frontline roles.

Economic research commissioned by Vodafone from KPMG*** indicates that there are an estimated 96 million skilled women aged 30-54 on career breaks worldwide, of whom an estimated 55 million have experience at middle-manager level and above. The KPMG research also indicates the potential economic benefits associated with bringing back into the workplace all women on a career break with experience at middle manager-level and above. If all such women worldwide were able to secure manager-level employment (and on the assumption that their recruitment did not lead to the displacement of other employees), the associated value of the additional economic activity generated (in terms of Gross Value Added) could be in the region of £151 billion per year and the cumulative financial boost for those women’s households, in terms of earnings, could be approximately £419 billion a year.

Separately, in a survey for Vodafone by GfK**** among around 500 women who are currently or were once on career breaks across five countries, more than 80% of respondents said that more support is needed for women who want to return to the workplace following a career break and for working women with family and care responsibilities. Many women said they wanted the option to work flexibly (61%) or part time (51%).

The ReConnect programme will include:

•                  recruitment outreach activities to make contact with, and raise awareness among, women on career breaks;

•                  training and induction programmes to refresh and enhance professional skills and help women prepare for re-entry to the workplace;

•                  unconscious bias training for hiring managers; and

•                  employment terms designed to reflect the competing pressures on working women’s lives include flexible working options and a phased return to work (for example, a four-day week for the first six months).

Burcu Erdur is now a senior manager with Vodafone Turkey who took part in the pilot ReConnect programme after a three-year career break: “I felt like my career break wiped clean all of my previous career achievements; it was as if I had never worked. It is very hard being a working mum but it is manageable with the right support. ReConnect gave me this.”

Vodafone Group Chief Executive Vittorio Colao said: “We are committed to ensuring that our employees are drawn from diverse communities and societies. Our ambition to be one of the best employers for women in the world is central to that commitment. Companies often struggle to recruit and retain women in management and leadership roles. Innovations such as our global maternity policy and now our new ReConnect programme can make a real difference to women who work for us today and who will work for us in the future.”

Transforming women’s lives in emerging markets

Vodafone has also announced a range of new commercial initiatives designed to help women in low-income and remote communities in emerging markets - particularly in India and Africa - benefit from mobile. Access to mobile - even the most basic voice and SMS services using low-cost 2G mobile phones - has already had a transformative effect for hundreds of millions of people in emerging markets. Mobile connectivity plays a key role in many areas of daily life, from education, healthcare and business creation to greater financial inclusion through access to mobile money services such as Vodafone’s M-Pesa. However, women in emerging market economies are, on average, 14% less likely to own a mobile phone than men - a mobile ‘gender gap’ far greater than that in countries in the developed world.

Vodafone has analysed the root causes of this gender gap, country by country, and has developed new commercial programmes designed to address the economic and cultural barriers that prevent women from using mobile to improve their lives and livelihoods. The Group intends to bring mobile to an additional 50 million women by 2025, overcoming those barriers to achieve significantly positive socio-economic outcomes within what are often relatively remote (and in some cases marginalised) communities.

Those programmes will build on existing initiatives such as the Vodafone Turkey Women First programme which connects more than 640,000 women entrepreneurs and small business owners - many of them in rural areas - with markets and customers. Vodafone’s M-Pesa mobile money service - launched 10 years ago this month***** — is already used by more than 11 million women (who would otherwise be excluded from conventional banking services) for a wide range of transactions, micro-loans and savings and insurance products.

Vodafone Group Chief Commercial Operations and Strategy Officer Serpil Timuray said: “When you put a mobile phone in a woman’s hand for the first time, you change her life forever. Mobile enables women to learn about the world around them, build a business, help educate themselves and their children, get access to healthcare advice and support and achieve financial security in countries with limited conventional banking services. We believe Vodafone has a powerful role to play in helping women everywhere achieve their full potential.”

Note to Editors

A link to the ReConnect animation can be found here:  https://www.youtube.com/watch?v=pjY49f4YpfY

* The 26 countries where Vodafone has an operating business are: Albania, Australia, the Czech Republic, the DRC, Egypt, Germany, Ghana, Greece, Hungary, India, Ireland, Italy, Kenya, Lesotho, Malta, Mozambique, the Netherlands, New Zealand, Portugal, Qatar, Romania, South Africa, Spain, Tanzania, Turkey and the UK.

** See http://www.vodafone.com/content/index/media/vodafone-group-releases/2015/global-maternity-policy.html

*** In the research, skilled women are defined as individuals with at least an upper secondary level education or equivalent. Experience at middle-manager level and above is based on the International Labour Organisation (ILO) definition, corresponding to the ISCO-88 categories 11 (legislators and senior officials) and 12 (corporate managers).

*** This survey was conducted amongst 501 women aged 30-55 years old in five countries (the UK, Germany, Italy, Turkey, and India) by GfK.

***** Further details of M-Pesa can be found here

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

13 March 2017

RNS: 2654Z

VODAFONE APPOINTS JOAKIM REITER AS GROUP EXTERNAL AFFAIRS DIRECTOR

Vodafone today announced the appointment of Joakim Reiter as Group External Affairs Director, effective 1 August 2017. Joakim Reiter will join the Group Executive Committee from that date and will report to Vodafone Group Chief Executive Vittorio Colao. He will join Vodafone in April for a transitional period as Director-Designate. He will succeed Matthew Kirk, who has notified Vodafone of his intention to retire. Matthew Kirk will stand down from the Group Executive Committee on 31 July and has agreed thereafter to continue to work with Vodafone in an advisory capacity.

Joakim Reiter was until recently an Assistant Secretary-General of the United Nations and the Deputy Secretary-General of the United Nations Conference on Trade and Development (UNCTAD). Previous roles include Deputy Director-General of the Swedish Ministry of Foreign Affairs, Sweden’s Ambassador to the World Trade Organization, Head of the Trade Section within the Swedish Representative Office to the European Union and an EU negotiator with DG TRADE at the European Commission. A Swedish national, Joakim Reiter holds a Masters in Economics from the London School of Economics and a Masters in Political Science from Lund University.

Matthew Kirk joined Vodafone in 2006 after more than 20 years with the UK Diplomatic Service including serving as Ambassador to Finland. He was appointed to the Group Executive Committee in 2009 and established the Group’s External Affairs department, managing public affairs, regulatory, communications, corporate security and corporate social responsibility functions worldwide.

Vodafone Group Chief Executive Vittorio Colao said: “Joakim has extensive experience of multilateral trade negotiation and diplomatic and political engagement at the highest levels. We are delighted to welcome him to Vodafone. Matthew is a greatly valued and trusted colleague who has made an enormous contribution to the Group. He will stand down from the Group Executive Committee with our professional gratitude and personal friendship.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations

www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

01 March 2017

RNS: 2563Y

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 28 February 2017:

Vodafone’s issued share capital consists of 28,814,142,848 ordinary shares of US$0.20 20/21 of which 2,192,806,770 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,621,336,078. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

02 March 2017

RNS: 3873Y

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Company gives notice that on 2 March 2017 the directors and persons discharging managerial responsibility (“PDMRs”) noted below, were granted options under the Vodafone Group 2008 Sharesave Plan over the number of ordinary shares of US$0.20 20/21 each in the Company (“Ordinary Shares”) shown below at a price of 154.51p  per share.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable five years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.5451	4,854

d)	Aggregated information: volume, Price	Aggregated volume: 4,854 Ordinary shares Aggregated price: GBP 7,500
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vivek Badrinath
2	Reason for the notification
a)	Position/status	CEO AMAP
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable five years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.5451	14,562

d)	Aggregated information: volume, Price	Aggregated volume: 14,562 Ordinary shares Aggregated price: GBP 22,500
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable five years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.5451	4,854

d)	Aggregated information: volume, Price	Aggregated volume: 4,854 Ordinary shares Aggregated price: GBP 7,500
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group 2008 Sharesave Plan, exercisable three years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 1.5451	8,737

d)	Aggregated information: volume, Price	Aggregated volume: 8,737 Ordinary shares Aggregated price: GBP 13,500
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	Outside of trading venue

10 March 2017

RNS: 1317Z

VODAFONE GROUP PLC

BLOCK LISTING APPLICATION — VODAFONE GROUP PLC AIRTOUCH 1999 EXCHANGE PROGRAMME

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 100,000 ordinary shares of US$0.20 20/21 each in the capital of Vodafone Group Plc (the “Company”), to trade on the London Stock Exchange and to be admitted to the Official List.  When issued, the shares will rank pari passu with the existing ordinary shares.

These shares are being reserved under a block listing and will be issued with respect to the residual obligations of the Company in relation to unclaimed consideration from the merger with AirTouch Communications, Inc. in June 1999.

It is expected that admission will commence on 14 March 2017.

15 March 2017

RNS: 5450Z

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0418	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 253.18
e)	Date of the transaction	2017-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0418	122

d)	Aggregated information: volume, Price	Aggregated volume: 122 Ordinary shares Aggregated price: GBP 249.10
e)	Date of the transaction	2017-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0418	122

d)	Aggregated information: volume, Price	Aggregated volume: 122 Ordinary shares Aggregated price: GBP 249.10
e)	Date of the transaction	2017-03-10
f)	Place of the transaction	Outside a trading venue

22 March 2017

RNS: 1918A

Director/ PDMR Shareholding

The following amendments have been made to the ‘Director/PDMR Shareholding’ announcement released on 21 March 2017 at 17.11pm under RNS No 1353A.

Correction of Brian Humphries’ name due to a previous typo.

All other details remain unchanged.

The full amended text is shown below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Humphries
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of Shares (2016 Co-investment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1060	149,947

d)	Aggregated information: volume, Price	Aggregated volume: 149,947 Ordinary shares Aggregated price: GBP 315,788.38
e)	Date of the transaction	2017-03-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Chief Commercial Operations and Strategy Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1092	10,500

d)	Aggregated information: volume, Price	Aggregated volume: 10,500 Ordinary shares Aggregated price: GBP 22,146.60
e)	Date of the transaction	2017-03-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of Shares (from Corporate Nominee)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1158	200,000

d)	Aggregated information: volume, Price	Aggregated volume: 200,000 Ordinary shares Aggregated price: GBP 423,153.60
e)	Date of the transaction	2017-03-20
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 07, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company
Secretary